Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

JCorriero@stradley.com

215.564.8528

February 27, 2018

Via EDGAR Transmission

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETFis Series Trust I (the “Trust”) File Nos. 333-187668 and 811-22819

Dear Ms. Dubey:

On January 30, 2018 and February 1, 2018, you provided initial comments to Post-Effective Amendment No. 141, Amendment No. 142, to the Trust’s Registration Statement, which was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 on December 29, 2017, to reflect changes to the advisory arrangements for the Virtus LifeSci Biotech Products ETF and the Virtus LifeSci Biotech Clinical Trials ETF series of the Trust (each a “Fund” and, together, the “Funds”). On February 22, 2018, we filed correspondence responding to those comments (the “Initial Response Letter”). On February 23, 2018, you provided additional comments in response to the Initial Response Letter and, therefore, I am writing to respond to those additional comments. I have reproduced your comments below, followed by our responses.

Prospectus

1.	In response to comments 1, 8 and 11 to the Initial Response Letter, you provided that the methodology for each Fund’s underlying index (each, an “Underlying Index”) “requires” LifeSci Index Partners, LLC, the index provider of each Fund’s Underlying Index (the “Index Provider”), to exclude companies that are classified within one of nine specified sub-industries. The Underlying Index white paper, however, states that “[t]he Index Committee reviews the resulting universe and, based on the committee members’ knowledge of the biotechnology sector, excludes companies that it deems are not classified as pure biotechnology companies but are more appropriately classified into” the specified sectors. Please clarify how each Underlying Index is rules based when the white paper states that the committee utilizes its “knowledge” of the biotechnology sector to exclude companies that it “deems” are not classified as pure biotechnology companies.

RESPONSE: To be clear, we do not concede that an unaffiliated index is required to be “rules based” under the Trust’s exemptive order, although it happens to be the case that the Underlying

Indices are. Moreover, given the basis of the committee’s “knowledge” (i.e., public documents filed with the SEC or the FDA), we do not see the white paper as inconsistent with the rules-based nature of the Underlying Indices. Nonetheless, the Trust will request that the Index Provider, which is an unregulated, unaffiliated third-party, update the Underlying Indices’ white paper to clarify the rules-based nature of each Underlying Index.

2.	Response to comment 3 to the Initial Response Letter provides that “‘Other Expenses’ do not include extraordinary expenses as determined under generally accepted accounting principles. As a result, these expenses will not be reflected in a Fund’s fee table even if the Fund incurs such expenses.” Instruction 3(c)(ii) of Item 3 of Form N-1A, however, also states that “[i]f extraordinary expenses were incurred that materially affected the Fund’s ‘Other Expenses,’ disclose in a footnote to the table what ‘Other Expenses’ would have been had the extraordinary expenses been included.” Please confirm that any extraordinary expenses incurred by a Fund do not materially affect the Fund’s Other Expenses.

RESPONSE: The Trust confirms that neither Fund has incurred extraordinary expenses that would materially affect the Fund’s Other Expenses as reflected in the Fund’s current fee table.

3.	In response to comment 6 to the Initial Response Letter, you noted that each Fund would add an 80% policy pursuant to Rule 35d-1 under the Investment Company Act of 1940 (the “Names Rule”) relating to investments in the securities of biotechnology companies. Please revise the Names Rule Policy for the Virtus LifeSci Biotech Clinical Trials ETF to refer to the clinical trials portion of the biotechnology industry.

RESPONSE: The Names Rule Policy for the Fund will be revised as follows (underlined text reflects new language):

Under normal market conditions, the Fund will invest not less than 80% of its net assets (plus the amount of any borrowings for investment purposes) in securities of biotechnology companies with a lead drug that is typically in a clinical trials stage of development.

STATEMENT OF ADDITIONAL INFORMATION

4.	Based on your response to comment 19 to the Initial Response Letter, please revise the disclosure in the Statement of Additional Information as follows (underlined text reflects new language): “[o]rders for creation that are effected outside the Clearing Process are likely to require transmittal of the Deposit Securities by the DTC Participant earlier on the Transmittal Date than orders effected using the Clearing Process.”

RESPONSE: The Trust confirms that the requested disclosure change will be made.

* * *

Thank you for your comments. Please feel free to contact me at 215-564-8528 or, in my absence, Michael D. Mabry at 215-564-8011, if you have any additional questions or comments.

Very truly yours,

/s/ Joel D. Corriero

Joel D. Corriero